UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST
(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.
6410 Poplar Avenue; Suite 900
Memphis, TN 38119
(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

LONGLEAF PARTNERS FUNDS®

Quarterly Performance Supplement
Required for Article Reprints

Rates of Return at 3-31-10

	Partners Fund	S&P 500 Index	Small-Cap Fund	Russell 2000 Index	International Fund	EAFE Index
One Year	67.71%	49.77%	79.29%	62.76%	48.30%	54.44%
Five Years	0.57%	1.92%	4.84%	3.36%	2.49%	3.75%
Ten Years	6.60%	-0.65%	9.92%	3.68%	7.46%	1.27%
Inception	11.10%	8.69%	10.47%	8.77%	9.57%	4.05%
Inception date	4/8/87		2/21/89		10/26/98	

These returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance may be lower or higher than the performance quoted. Please call 800-445-9469 or view Longleaf's website, www.longleafpartners.com, for the most recent performance information or for a current copy of the Funds' Prospectus, which should be read carefully before investing for a discussion of investment objectives, management fees, expenses, and risks. Fund returns and those of the unmanaged and unhedged indices referenced above include reinvested dividends and distributions. Historic numbers include periods in which the Funds used currency hedging as an investment strategy. Beginning in the third quarter 2009, and following a transition period ending in early 2010, hedging as an investment strategy ended. Past performance is no guarantee of future performance, fund prices fluctuate and the value of an investment at redemption may be more or less than the purchase price. This material should be preceded or accompanied by a Prospectus.

Under SEC Rule 34b-1, this quarterly performance supplement must appear as the first item in any collection of articles containing performance data of the Longleaf Partners Funds.

BETTING THEIR OWN MONEY By Lewis Braham Bruce Berkowitz believes in treating his shareholders as he would treat himself. You can see why— Berkowitz and his 30 employees have $150 million of their own money invested in the $11 billion Fairholme Fund. The bulk of that $150 million belongs to Berkowitz.9 According to a July 2009 study by fund tracker Morningstar, managers with more than a $1 million stake in their own funds beat 58% of peers, on average, over the past five years. Funds with no manager investment beat 46% of peers. Fairholme’s 13.2% annualized return has outperformed 9 9 % of peers over 10 years. On Jan. 12, Morningstar named Berkowitz one of three “Fund Managers of the Decade.” Funds began to disclose manager investments only in 2005, after the Securities & Exchange Commission changed disclosure rules. So the research is preliminary. And the level of disclosure is poor—managers need only report their holdings in broad bands that start at $0 to $10,000 and stop at “over $1 million.” Beyond that it could be $1.1 million or $150 million. (For trustees on fund boards of directors, the disclosure cap is $100,000.) More than half of the 4,383 U.S.-based funds in the 2009 study had no manager investment; 413 had investments of over $1 million. “It can be hard for younger managers who’ve just been promoted to invest more than $1 million in their funds,” says Laura Lutton, Morningstar’s editorial director of fund research. “But I have a hard time understanding why so many managers would not invest anything at all.” Some fund companies use compensation to try to ensure that the interests of managers match up with those of share -holders. A Fidelity spokesperson says that while fund managers are encouraged to invest in at least one fund they manage, compensation “is largely driven by fund performance, which ... aligns their interests with the interests of our shareholders.” That performance-based compensation “is measured against an appropriate benchmark index and peer group over multiple periods as long as five years.” Four years ago, Royce & Associates, a New York-based fund firm with $28 billion in assets, created a policy requiring lead portfolio managers to invest at least $1 million in their funds. Co-portfolio managers must invest $500,000 and assistant managers $250,000. “If you’re young and don’t have enough money, we will defer your quarterly bonus into the fund,” says Jack Fockler, Royce’s managing director. As a result, the firm’s
100 employees have $100 million invested in its funds. Then there’s Southeastern Asset Management, parent of the three Longleaf Partners Funds. “If you work for Southeastern or your spouse works for Southeastern, you cannot own individual stocks or other non-Longleaf mutual funds,” says Lee Harper, a Southeastern spokesperson. Spouses of Southeastern employees who don’t have Longleaf funds in their companies’ 40i(k) plans must get approval from an “exception committee” before participating. The firm’s 55 employees and its charitable foundation are the funds’ largest shareholders, collectively owning $1 billion in fund shares. The Longleaf Partners Fund has beaten 96% of its peers over the past 10 years. Fund companies with heavy manager investment tend to be boutique firms. Yet at some big fund companies, including Janus, T. Rowe Price and Dodge & Cox, manager ownership is also part of the corporate culture. Janus in particular has long had a culture of ownership. Its 54 analysts and money managers have $113 million invested in its funds. Since 2005 the firm has paid half of fund manager/analyst bonuses in fund shares, and shares vest over four years. “The day I became manager of Janus Fund, I invested in excess of $1 million in it,” says Jonathan Coleman, Janus’ co-chief investment officer and co-manager of the firm’s $9 billion flagship Janus Fund. “We have a saying: ‘You don’t wash a rental car.’ We don’t treat portfolios as rental cars. We treat them as owners.” There is evidence of improvement in ownership among fund boards of directors. According to a study of 7,690 funds by fund trade group Investment Company Institute, 28% of funds required directors to own fund shares in 2008, up from 6% in 1996. Longleaf directors, for instance, must own fund shares at least equal in value to their annual directors’ salaries. “One of the most important responsibilities of fund boards is to negotiate fees and expense ratios with fund management companies,” says Morningstar’s Lutton. “When directors are paying some of those fees as shareholders, they have a good incentive to lower those fees for themselves.” A handful of fund companies lead the way in this area. One that makes a big point of employee investment is Davis Advisors. It touts the size of its ownership—about $1.5 billion—at the top of the Davis funds’ home page. (Much of that money is from the Davis family, whose patriarch, Shelby Davis, and his son, Chris, built the firm.) Davis, which manages $45 billion in mutual fund assets, has “director stock ownership guidelines” that require directors of its Selected Funds to own in fund
PERSONAL BUSINESS shares at least three times the annual amount they are paid to be directors. For independent directors, those annual amounts ranged from $67,500 to $130,000 in20o8. Selected Funds’ mutual fund fees are among the lowest in the business. To find out what a fund’s manager ownership levels and policies are, check its Statement of Additional Information, which accompanies its prospectus and can be found at fund Web sites and at Morningstar.com. Morningstar also has stewardship grades that analyze manager incentives and pay structure. (Not all funds are rated yet.) Managers with big investments in their own funds receive an “A” for the incentive part of their stewardship grade. 1 bw 1 MAKING THE GRADE These funds received “A” stewardship grades from Morningstar because of strong corporate cultures, low fees, and heavy manager investment in their funds. 10-YEAR RETURN % OF PEERS THE FUND/TICKER (ANNUALIZED) FUND BEATS American Funds Funda- 0 Cf|, Qfl , mental Invs. A/ANCFX d’bU% SU% Dodge & Cox Stock/ CCC CM DODGX D-D0 34 Oakmark Equity & Q flfl QQ Income/OAKBX a,0U a° Royce Special Equity/ 19 (19 Q7 RYSEX XCMC a’ Selected American O AO QO (Class D)/SLADX e“HC aQ T. Rowe Price Mid-Cap C C“7 on Growth/RPMGX J“0’ °° Vanguard Wellington/ R IK 07 VWELX °-10 3/ *Annualized returns as of Dec. 31, 2009. Includes capital appreciation plus reinvestment of dividends. Data: Morningstar Reprinted from Bloomberg BusinessWeek, January 25,2010, copyright by Bloomberg L.P. with all rights reserved. This reprint implies no endorsement, either tacit or expressed, of any company, product, service or investment opportunity. #1-27479514 Reprinted by The Y6S Group, 717.505.9701. For more information visit www.theYGSgroup.com/reprints. Average annual total returns for the Longleaf Partners Fund and its benchmark for the one, five and ten year periods ended December 31,2009 are as follows: Longleaf Partners Fund, 53.60%, -0.98% and 5.31%; S&P 500 Index, 26.46%, 0.42%) and -0.95%, . Fund returns and those of the unmanaged and unhedged index include reinvested dividends and distributions, but do not reflect the deduction of taxes. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information, or for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Fund. Employees of Southeastern Asset Management are required to restrict publicly-traded equity investments to the Longleaf Partners Funds, unless prior approval has been obtained. Although at one time required, spouses of employees of Southeastern Asset Management who do not have the Longleaf Partners Funds as an option in an employer provided retirement plan are no longer required to obtain approval to participate. The Longleaf Partners Fund is designated as a Large Blend fund by Morningstar. As of December 31,2009, Longleaf Partners Funds was ranked among 314 Large Blend funds in the 10 -Year category.

iSttL9 Graham&Dd®Wville OGrlQQf An investment newsletter fromejjdEMtf Columbia Busi iu-sn Si liool Inside this issue: _____ .. . _____ ... ,, . “1 “Parsimony is Extremely Profitable” — Mason Hawkins Graham & Doddsville is the : J J ¦student-run investment mh ! ,-...,. Mqcnn Hawkins founded nies selling below net-net, H [newsletter of Columbia Bust- r»ason nawKins lounaea s . HPSISHH ness c oo e news etter , . |97J rf |ow their net-cash and EhPIH builds on Columbia s proud ; 6 , , , ,, , . HEiB&JsiH ... . today the firm manages bought a few, literally buying KMPMJH heritage in value investing ‘ “ . ,, cc- Tl . HbEHBShHH and focuses on promotm a * OVer $30 bi"'°n ‘” Va,Ue S y HliBSiilH sound investment philosophy ... _,, ,,,,,,,,,. -ru,,..,, ,.,,,,, ,, ¦BHKKlllll • • h h on tremendous my career. There were no ¦¦hH world’s leading investment : — _____ ‘ HiJ&feHH with its Longleaf Part- point. BinH| practitioners. The following r , VHH ners Fund posting its MBHi interview with Mason Haw- > be$t abso|ute annua, re. G&D: That sounds s|mllar ¦B|H kins is an excerpt from Issue turn of nearly 54%. to what John Templeton HHf VIII of Graham & Doddsville. talked about doing in some “™ , G&D: Could you tell us a emerging markets. Were Mason Hawkins, Portfolio Editors. ! little bit about how you de- there any other influences Manager — Southeastern Asset ~ veloped an interest in invest- on your investing style, in Management Matthew Martinek -*] jng? addition to Ben Graham? MBA 2010 | disagrees with you. And you Clayton Williams ¦ MH: When I was in high MH: Chronologically, my do eliminate a lot of interfer- MBA 2010 “; school, my dad gave me the Dad, Ben Graham, John ence by beinS in MemPhis as James Dunavant \ first edition of the Intelligent Templeton, Warren Buffett opposed to Manhattan. MBA 2011 Investor and the second edi- and my partner, Staley Cates -C ] tion of Security Analysis. Like shaped my investment think- G&D: That’s a very inde- tvtra ?ni l ‘ most teenagers, investing jng. pendent approach, sticking ‘ • was not my primary focus, to your facts and reasoning 2”! f fkawlts s, but ‘ did read the Intelligent G&D. when Buffett moved and not being swayed by MBA °U : Investor and much of Ben back to Omaha he said that outside factors. One thing Graham’s three main tenets escapjng the hectic New tnat sways a ‘ot °f managers ) resonated with me. After York atmosphere allowed is a desire to minimize ca- newsletteSrahamanddoddcoW] hiSh *cn°o1’ ‘ “as’ucky him to think more clearly, reer risk by hugging a bench- ,. enough to have Security Do you think that has been a mark- Your firm takes a Visit us at: — Analysis as the core text- factor at Southeastern in completely different view on www.grahamanddodd.com j book jn an undergraduate Memphis? tnat- Could you talk about wwwO.gsb.columbia edu/students/ course, in an MBA program the benchmark you use and organizations/cima/ < |aten we|| as in tne tnree MH. y Wg dg end a(_ your attempts to track that — CFA courses. I’m grateful mos; usively onour ap- benchmark? HeilbrunnCcnter that the proper foundation and our assessment for Graham (CDodd W3S CStaTbH ‘” my.feaHy of our management partners “H: We try to hug good , h v «,, rfo yearS’ Ihe m°St slSn,ficant and thejr cQm , cQm _____ investments not benchmarks. catalyst for me occurred in tjtjve p0sitions We We’ve established inflation jmmmm the bear market of 1970. dear|y remind our associates Plus l0% » our absolute &tmH% During my rS,morj y?ar at that you’re right because of investment goal and that’s Mjl throu’hThe entire S&P’stock y°ur facts and reasonin& not been the case for our his” ° because someone agrees or COLUMBIA INVISTMENT guide and recorded COmpa- (Continued on page 2) MANAQEMEKTJVSSOCiATION ° Average annual total returns for the Longleaf Partners Fund and its benchmark for the one, five and ten year periods ended December 31, 2009 are as follows: Longleaf Partners Fund, 53.60%, -0.98% and 5.31%; S&P 500 Index, 26.46%, 0.42% and -0.95%. Fund returns and \ those of the unmanaged and unhedged index include reinvested dividends and distributions, but do not reflect the deduction of taxes. Historic j numbers include periods in which the Fund used currency hedging as an investment strategy. Beginning in the third quarter 2009, and following a transition period in early 2010, the use of currency hedging as a routine investment strategy ceased. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information, or for a current copy ofth&Rrnsbectus. which should be read carefully before investing to learn about the investment objectives risks charges and expenses of the LC99159 Page 5 of 15Discussion o/ particular investments should not be viewed as a recommendation to buy or sell any security.

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tory. There's not a lot of solace in being down 20% when the market is down 30%. Investing should lend itself to risk avoidance.

G&D: A lot of people talk about value investing, but what does value investing mean to you and how does that differentiate your firm?

MH: Graham provided the definition in the Intelligent Investor. An investment is one that promises safety of principal and an adequate return. By deduction, those that don't are speculators. We believe that buying securities at large discounts to conservative appraisals provides the best route to above average compounding. We're focused on nailing down our evaluations so we can use them to make significant long-term investment commitments when sellers are under duress or traders are consumed with ephemeral short-term issues.

G&D: Where do you look to find these ideas?

MH: Value Line, new low lists around the globe, industry rags, computer screens, investee managements and boards, competitors of our investees, respected investors, US and international "best company" wish lists, and 35 years of appraisals help produce our investment ideas.

G&D: Obviously management is very important to you. How do you approach evaluating a management team?

MH: We strive to know as much as we can about our prospective CEO-partners. We want to understand their business acumen and their personal histories. As others have said, we believe it's impossible to do a good deal with a bad person.

We endeavor to read everything that's available on management, but meeting them in person is critical. It's always important to hear their challenges and how they're addressing them. Business is tough, and the more realistic the manager is the more likely he'll be successful. We talk to their competitors, ex-employees, board members we've known, and community associates – to name a few of our checks.

G&D: When you're setting an appraisal for a business, what process do you follow?

MH: We spend a lot of time on free cash flow generation after required capex and working capital charges and then assess the value of that free cash generation. If the company is not reasonably predictable and competitively entrenched, we are very careful about using DCFs. We also look at the net asset or liquidation values.

We then compare DCF and net asset values to our comparable sales database. We've recorded most M&A, take-private, or liquidation transactions. We compare those comparable sale yardsticks against our assessment of the net-asset or free-cash values and we use the lower of the two. It's important to make sure that when you record a transaction, you note the interest rate environment under which it occurred. If you recorded a transaction in 1982 when the long treasury was 15%, you're going to see a much lower set of metrics than if the comp occurred in 2007 when the long treasury was under 4%.

We've made a lot of money in net-asset investing. There are companies that have significant asset values that don't produce any earnings. Burlington Northern in the early 1980's became very cheap in relation to its land, oil, natural gas, gold, timber, and pipeline assets when the company operated at a loss.

G&D: What do you think about Buffett's decision on BNI?

MH: I think Mr. Buffett's a very, very able investor, if not the most talented long-term investor, and I think he values highly BNI's competitive position. I believe they have over 95% of the rail traffic in Montana, for example. Burlington Northern is

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"We clearly remind our associates that you're right because of your facts and reasoning, not because someone agrees or disagrees with you."

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Excerpt from Issue VIII Page 3

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a call on much higher energy prices. It is understandable. It has significant operating leverage coming out of our economic funk. It will deliver significantly better-than-treasury returns in my opinion, but we believe it was a fully-priced acquisition.

G&D: It seems that your funds are more concentrated than the average mutual fund. How do you think about concentration on an individual name and sector basis?

MH: Mathematically, you can diversify about 80% of your individual company risk with a dozen names in different industries. You can eliminate some 90% with 18 to 20 companies. Beyond that, there's very little diversification benefit. Ideally, you want to have your money in your most attractive quantitative and qualitative qualifiers to give you the best opportunity for returns. It's been our longstanding belief that it does not make sense to own your 30th best qualifier when you can concentrate in your top 15. You reduce your return potential as you add names. It's mindless to do so after you've achieved adequate diversification.

G&D: What is the dynamic on your team when evaluating new positions?

MH: There are 9 and a half of us - I'm a half. Each analyst is opportunistically searching for a terrific investment. When somebody finds an idea, they write it up. They assess business, people, and price and then everybody gets a copy of the report which attempts to lay out the relevant facts and the investment case. Seniority plays no role. We are all very mindful that the investment succeeds or fails based on the facts. Usually, if an important question can't be addressed adequately, the idea fails. Furthermore, we assign a devil's advocate to each investment idea.

"We've made a lot of money in net-asset investing. There are companies that have significant asset values that don't produce any earnings."

G&D: What is a normal gestation period on a new idea?

MH: It can be 5 minutes, or it can be 5 months. If we're buying a company that's selling below the cash on its balance sheet, it can be done quickly. If we're buying a normal operating business that has competitive challenges, you want to be able assess it conservatively and explore all the potential threats. Usually, our best ideas are vetted quickly.

G&D: Not only are your funds more concentrated, they also have a much lower turnover rate. How often do you add a new idea to the portfolio?

MH: We've averaged less than 20% turnover over the long run, which means our average holding period is over 5 years. We sell businesses when they approach intrinsic value and there's no longer a margin of safety. We also might sell a company if we can improve our position by 100%.

John Templeton called it the 100% rule. He wanted a 100% improvement in his position to make a change. If a stock was at 80% of appraisal, he wanted to buy one that was about 40% of value to make the switch. That's because taxable investors have to pay taxes, and you have to be right on the appraisal of the company you're selling and the

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value
investing

Columbia Business School is a leading resource for investment management professionals and the only Ivy League business school in New York City. The School, where value investing originated, is consistently ranked among the top programs for finance in the world.

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company you're buying. Also, in Templeton's day, there were substantial transaction commission costs, and even today there are still material market impact costs from buying and selling.

Another cause for change in our portfolio is deterioration in the competitive position of the company, which will usually occur quite slowly. We've had some that have been challenged more quickly than you might expect. Another reason for turnover is that management might turn out to be less than trustworthy or capable and changing them out would be too difficult or expensive.

G&D: As you're discussing appraisals and margin of safety, you've mentioned investing in net-nets. Do you find margin of safety in the quality of the business or just a cheap price?

MH: Valuable growth is the great eraser if you misprice your purchase. Buying good businesses is critical to profitable long-term equity investing. There are three components of an equity investment's return. One is the discount to intrinsic value. The second is the growth in intrinsic value. And the third is the rapidity at which the gap between price and value closes.

Mathematically, we know that if you buy a business at half of value, and value accretes at 12% per annum, and the price reflects intrinsic value in the 5th year, you get 29% per annum compounding. And you sleep very well at night knowing that the value is greater than the price. Clearly, Ben Graham wrote a lot about

"Valuable growth is the great eraser if you misprice your purchase. Buying good businesses is critical to profitable long-term equity investing."

the margin of safety and protecting your principal, but there was less emphasis on the benefits to returns from buying good businesses at cheap prices.

If you bought this example at fair value and it stays at fair value, you just get the value accretion, 12%. However, if you bought it at half of intrinsic value, you pick up another 17 points per year of compounding. So, parsimony is extremely profitable. The less elaborated aspect of value investing is the huge plus you get from stealing a good company.

G&D: What areas of the market do you think are particularly interesting?

MH: If we had to cite one, it would be US natural gas. Natural gas is currently cheaper than other hydrocarbons, oil and coal. It is by far the cleanest. It is politically secure. Risk adjusted, it is most attractive. Lastly, using more of it benefits security, our balance of trade and therefore the US dollar. We believe companies that have growing reserves and production of natural gas in this country should fare very well. Chesapeake Energy and Pioneer Natural Resources are our two major commitments.

G&D: The market's opinion on the natural gas situation in the US has changed significantly with shale deposits and increasing reserves. You used to hear about natural gas dependent industries being at a permanent competitive disadvantage in the U.S., and now there is a lot of talk about oversupply and lower prices moving forward. Are you concerned about this increase?

MH: We believe demand

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will rise to that supply, as you substitute natural gas for oil and coal and as the industrial use of natural gas recovers. Furthermore, we believe natural gas directly, or indirectly via hybrid and electric power trains, will be used in transportation, both in autos and in trucking.

G&D: Does your investment thesis anticipate any government spurred action or is independent of a public policy response?

MH: Our appraisals do not build in any government mandates, but we believe they're probable.

G&D: Another sector that is garnering a lot of discussion is health care, which I notice has a zero percent weighting in the partner's fund. Is that related to uncertainty regarding how things will shake out or simply better opportunities elsewhere?

MH: I was an ethical drug analyst in my first job, and we have partners here that have explored all aspects of the health delivery systems. We have exposure through Phillips' medical equipment business, which is its most valuable division. The reason health care is not a large weighting is because we haven't found compelling values. Drug companies have depleting revenue sources that you have to replenish and there are price pressures from the purchasers of those products, be they individuals or third parties. We'd like to participate in the wonderful demographic healthcare demand profile of this country and that of the world, but we haven't found a company that qualifies business, people, and price.

G&D: Another area is international opportunities. Obviously, you have a lot of international exposure. Do you think about international investing any differently than domestic investing? Do you have a greater deal of optimism for emerging market investments?

MH: Much of the world outside the United States will grow more quickly, and as real incomes rise, you'll get pretty rapid demand growth in emerging markets. However, investment challenges are numerous. High security prices is the paramount one. Proper corporate governance and stewardship are others. If there's not corporate democracy, and there's not a focus on shareholder interests, it's probably not going to make it into our portfolios. Some countries, though, protect shareholders better than the US. For example, in South Africa when we owned DeBeers, we were able to block a sub-optimal takeover bid with a 20% vote and demand appraisal rights which got us intrinsic value. Thus, we spend time looking at governance rules. We want to be treated fairly, and we believe in corporate democracy and accountability. Nationalization risk is not one we'll knowingly take. Said another way, if you wouldn't feel comfortable leaving your money in a bank in a country, you certainly wouldn't want to own the equity of a business in that country.

G&D: So does that put more of a focus on developed markets as opposed to emerging, more volatile markets?

MH: It does. There's another challenge if the currency is an issue. Many years ago, we found a terrific Coca-Cola bottler in Brazil, but the currency was going to cost us 20+% a year, and that prevented us from making the investment.

G&D: You mentioned that labor issues could be a factor on an investment. You've been an investor in the auto industry in the past — what are your thoughts on the sector now?

MH: We are not interested in labor-intensive, capital-intensive, low-return businesses. Our foray into GM was predicated on a sum of the parts appraisal, where there was significant value at the time in their investments in DTV, GMAC and some of the separable assets that they had. It was not based on the automobile industry's economics.

G&D: In that case, you transitioned into convertibles. How do you think

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"We assume an owner-operator mentality as you know. If you work for Southeastern, you have to do all of your equity investing via the Longleaf Partners Funds."

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about investments in other areas of the capital structure?

MH: Yes, we bought convertible senior debt, but the rules for the debt-holder changed in that particular incident. The rule of law was threatened. Indentures and contracts were jeopardized.

G&D: In some ways the auto industry is representative of the broader U.S. manufacturing industry. Do you think the U.S. can be competitive in those industries longer-term?

MH: There are major headwinds, but it is company specific and hard to generalize. But if a business is highly capital and labor intensive, they'll have trouble.

G&D: You've had a long career in investment management and seen the industry change over your career. What's your outlook on the industry going forward? Do you have any thoughts on how the industry should be changing?

MH: We've never thought of our business as an industry. We think more about our existence as investors. We believe that if we deliver good returns with low risk for our partners, then the rest takes care of itself. We assume an owner-operator mentality as you know. If you work for Southeastern, you have to do all of your equity investing via the Longleaf Partners Funds. I believe that benefits us in two ways. It removes conflicts of interest, and it focuses everyone's attention on the companies in the portfolio. When you see your boss in the mirror in the morning, you can assess your career risk solely on your investment results and not on politics or relative returns. Our owner-operator culture helps us focus on the investments and doing the right thing for our partners.

"If people are very fearful, you normally can buy in great quantity. And if people are very greedy, you normally can sell in great quantity."

Another thing that advantages the Longleaf Partners Funds is our long-term time horizon. It's very difficult to find a long-term investor today, and we believe that's beneficial to us. The average holding period on the New York Stock Exchange has dropped to 6-months from 5 years, 30 years ago. So, there's a lot of "moving about" in the industry and that average NYSE holding period dropping is an indication of just how short-term everybody has become in their thinking.

More participants are traders, believing that investing for long-term returns is not a worthwhile pursuit. We know it is. Growth in corporate intrinsic value is often obfuscated by stock price movement, which does not appropriately track the accretion in business value. That's good for all of us who are appraisers of businesses, because it means you get more mispricing and better opportunity to get a franchise at a cheap price.

G&D: You're also willing to close the funds when they get too big. Has size been a major detractor as the firm's gotten bigger?

MH: We had our best absolute and relative year in 2009 when our AUM was significant. We've closed our funds when the opportunity set was small and we believed that the investment prospects were not attrac-

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COLUMBIA INVESTMENT MANAGEMENT ASSOCIATION

Mason Hawkins (Continued fmm page 6) been around 68% over our pare them to the extreme ¦ ¦¦ HB Hj tive. We don’t need to hold funds’ histories and cur- discounts that stocks got to HhHHHH HBHB excessive amounts of cash rently they are still meaning- in the fourth quarter of HhHh EIBH and people don’t need to fully below that average, and 2008 and the first quarter of ¦ |9He1 hB ‘ pay us to buy treasury bills. we’ve delivered good re: 2009 would they seem less SE HhJ i So if our cash is building turns from the average. So’ compelling. £A’r’- .- Bviu HBl 1 rapidly and our prospect of if the individual companies S Bii Hh f finding good investments is are selling at prices of 62- G&D: One final question, HH H ‘ the funds and wait patiently. L ney’school011 stutente , ‘ interested in a career in Professor Bruce Secondly, the question “You want to investing? Greenwald at the 2009 ; should be how big is the G&D Breakfast qualifying investment uni- pursue it for the MH: You want to pursue it verse vis-a-vis the pool of # for the intellectual challenge, Bruce C. N. Greenwald i capital. In a vacuum, the intellectual for the reward of being cor- holds the Robert Heil” ‘ larger the pool of capital, rect about your investment brunn Professorship of the more difficult it is to Challenge, for the decisions, and for the op- Finance and Asset Man” manage. But, an intelligent portunity to help others. agement at Columbia Busi- investor knows there is reward of being Those would be the three ness Schod and is the great liquidity at each end of ¦ reasons , wou|d academic Director of the . the psychological barbell. If Correct about your councJ| you tQ pursue a ca _____ Heilbrunn Center for Gra- people are very fearful, you . reer in investin ,f ham & Dodd Investing. • normally can buy in great investment start Qut . dojng jt bg _____ Described by the New qUa“tity” W« ici«,,c nnA t,, cause X°u wan< to make a York Times as “a §uru to s decisions, and for ,ot ofXmoney, I doubt that Wa” Street’s &»™” And if people are very nrt,,n!txt tn you’ll be as successful. Greenwald is an authority greedy, you normally can *,f,c pponunny zo on value investing with t sell in great quantity. It’s in , , , _, #-pp» m . additional expertise in between the two extremes nelP othe«- Those *«? ™ot ™“Y pagers productivity and the eco- I ,,¦ ».. ...«. • u n i teik about investing in terms ‘ mth nteZrth ™uld be the of helping others, but that’s “«*» * Inlbrm-on. “ quarter of 2008 to the first . . an interesting perspective to quarter of 2009, we proba- three P”*nary have. bly could have put I Ox the _____ amount of assets that we “»«<>"*•••*> pursue MH: Most of our partners had to work effectively. In . at Southeastern come in today’s environment, it’s a ° COreer ln dailv for altruistic reasons, challenge getting smaller jnve5ti,,<, » “ °f * T “ sums invested appropriately. investing. and college students, but to produce the free cash flow G&D: That’s interesting, coupon at Southeastern that because in some ways you 63% of conservative apprais- can be reinvested to help ,, ,,•••.. ak thpv’re> still attr rfiwoiv those who are less fortu- seem very optimistic, with als’ lne/’e s"» attractively your portfolio price to value offered. If you had landed nate- Heilbrunn Center below your long-term aver- on this Planet today and vou for Graham (g-Dodd age. were reviewing our long- G&D: That’s a great note ‘»’»’«» term price to value relation- to end on. Thank you Mr. MH: If you read our annual shiPs’ y°u would saX that Hawkins. #3HE% report, you’ll see that our they’re adequately dis- IflHKJ average price to values have COunted °n|y if V°u com” J222S2SSL

MORNINGSTAR®

Reprinted by permission of Morningstar, March 11, 2010 • OPP-UAT74

At Longleaf, 'Partners' Is More Than a Name

Fund Spy | 03-11-10 | By Gregg Wolper

One of the more discouraging aspects of the recent financial crisis was the exposure of misbehavior among certain members of the corporate and investment worlds. In a few cases, these actions are alleged to have been illegal, while in many other cases, they were simply distasteful or showed a lack of respect for shareholders.

Mutual fund firms mostly have steered clear of ethical problems this time, but they're not immune from scandal. Headline-grabbing misdeeds can occur. Perhaps what's more informative, though, is the way that shareholders are regarded on a mundane day-to-day basis. Fund companies vary greatly in the manner in which they treat fund shareholders.

For this reason, Morningstar's fund analysts focus attention on stewardship of capital. In recent months, we have published a series of columns providing new reviews of the stewardship practices of a number of families. Lately, we've taken a look at Federated, Janus, and Putnam. Today we examine a firm whose stewardship practices rise well above the levels of those three competitors: Southeastern Asset Management, advisor to the Longleaf Partners funds.

Consistent Approach, Impressive Results

In nearly all respects, Southeastern Asset Management acts in a shareholder-friendly manner. Unlike many rivals, the firm has not created a broad lineup of funds in order to gather as many assets as possible or to increase the chances that at least one of its funds would be performing well at all times. Instead, the firm relies on a single investment approach, in which its managers have specialized for decades: a value-oriented, low-turnover, contrarian style targeting superior results over the long term.

As a result, Southeastern has only three funds. It hasn't come out with a new one since 1998, when Longleaf Partners International (LLINX) arrived on the scene. Southeastern also closes funds to new investors when the managers think they've run out of ideas for putting money to work. In fact, all three Longleaf funds were closed to new investors for a year and a half until mid-2006, when the International fund reopened. The firm's flagship offering, Longleaf Partners Fund (LLPFX), reopened only after the sharp decline of stock prices in 2008 provided more investment opportunities for the managers. Longleaf Partners Small-Cap (LLSCX) remains closed.

The firm's dedication to its investment style, and to its core beliefs, has served its funds well over time. To be sure, there have been some painful stretches of underperformance (most notably in 2008). But over the 23 years from its April 1987 inception through early March 2010, Longleaf Partners Fund has beaten the S&P 500 Index by more than 2.5 percentage points on an annualized basis, a hefty margin. The other Longleaf funds also have outstanding records over the long term versus their benchmarks and peers. And while a couple of managers have left in recent years (neither went to another fund firm), Mason Hawkins, who founded Southeastern in 1975, and Staley Cates, who joined in 1986 and became a manager a few years later, have stayed in place—and have continued to set the tone.

You Know Where They Stand

Meanwhile, Southeastern is a model of clear and detailed disclosure. The Longleaf Partners web site provides a statement of "governing principles" as well as additional documents that collectively make Southeastern's style of investing, its ethics policies, and its core beliefs as clear as possible to prospective and current shareholders. As one example, the literature for the flagship Longleaf Partners Fund actively discourages investments from anyone who has a time frame of less than five years.

The communication doesn't stop there. For many years, the Longleaf funds have published lengthy and detailed quarterly letters that list every purchase and sale during the period and usually discuss the reasoning behind each of these decisions. The reports also provide the managers' thoughts about other long-term holdings, as well as broader issues in the economy or stock market, if the managers think those are relevant at the time. These reports, going back to the mid-1990s, are available in an easy-to-access archive on the Longleaf web site.

Moreover, at the most alarming point of the financial meltdown, in late 2008, the managers issued a special report on the situation—

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Reprinted by permission of Morningstar, March 11, 2010 • OPP-UAT74 with firm and strong opinions, not just a review of the news. They also held a conference call for fund shareholders in which they stated their opinions and took questions from advisors and other shareholders. Those actions weren't unique during that dismal period, but relatively few managers engaged in those actions to such a deep level.

Such candor and clarity increases the likelihood that Longleaf shareholders will understand their funds' unusual strategies and stick with them when they hit the inevitable hard times. In fact, in 2008, when Longleaf Partners Fund's performance was awful, the outflows were not nearly as severe as one might have expected, judging from the experience of many other funds that have hit such turbulence.

It's also reassuring that the firm requires all of its employees to keep all of their equity investments in Longleaf Partners funds unless granted special clearance by a compliance committee. It also requires all trustees to have investments in the funds at least equal to the compensation they receive from the funds. Such practices ensure that the interests of the firm's employees and the fund's trustees are aligned with those of fund shareholders.

A Mixed Record on Fees

The one strike against Southeastern is that it has a mixed record when it comes to fund fees. On the positive side, Southeastern pulled its funds out of Schwab's fund supermarket years ago rather than pay the extra fees charged by Schwab. That decision kept the fund out of a popular sales channel, but the managers said, with justification, that the added fees would have harmed fund shareholders who did not hold their shares through Schwab.

However, when it comes to the steep management fee charged by the International fund, Southeastern hasn't been as shareholder-focused. For more than a decade after its 1998 inception, that fund's expense ratio was one of the very highest of any broad-based (that is, not limited by region or sector) international fund with more than $500 million in assets. The managers have said that the International fund was expensive to run because it maintained foreign offices to conduct research and noted that alternative investments such as hedge funds were even more expensive.

Only in late 2009 did the management fee on Longleaf International come down, and even then the fund remained relatively expensive. The other Longleaf funds do not have such steep management fees, but even so, their expense ratios can't be called inexpensive considering the size of their asset bases, particularly Longleaf Partners Fund. Meanwhile, in the advisor's otherwise extremely detailed and forthright shareholder communications, which sometimes refer to shareholders as "investment partners," only very rarely has there been any mention of the issue of cost or any discussion of efforts to bring the expense ratios down in order to put more money in the pockets of those investment partners.

It's important to note, however, that a fund's directors are the ones specifically assigned to look out for the interests of fund shareholders, with fees being a key area. The board would have better-served shareholders by negotiating a lower management fee.

Conclusion

Southeastern Asset Management, therefore, is not perfect. However, when every aspect of the firm's corporate culture is taken into consideration, and its actions, beliefs, and behavior are compared with those of its many competitors in the mutual fund arena, it's clear that the firm stands well above the norm when it comes to stewardship.

Gregg Wolper is a senior mutual-fund analyst with Morningstar.com.

Important Disclosure Information

Average annual total returns for the Longleaf Partners Funds and their respective benchmarks for the one, five and ten year periods ended December 31, 2009 are as follows: Longleaf Partners Fund, 53.6%, (0.98)% and 5.31%; S&P 500 Index, 26.46%, 0.42% and (0.95)%; Longleaf Partners Small-Cap Fund, 49.31%, 3.13% and 8.23%; Russell 2000 Index, 27.17%, 0.51% and 3.51%; Longleaf Partners International Fund, 23.17%, 2.54% and 7.46%; EAFE Index, 31.78%, 3.54% and 1.17%. Fund returns and those of the unmanaged and unhedged indices include reinvested dividends and distributions, but do not reflect the deduction of taxes. Current performance may be lower or higher than the performance quoted herein. Historic numbers include periods in which the Funds used currency hedging as an investment strategy. Beginning in the third quarter 2009, and following a transition period ending in early 2010, the use of currency hedging as a routine investment strategy was ceased. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase prices. Please call 1-800-445-9469 or view Longleaf's website (www.longleafpartners.com) for more current performance information, or for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Funds.

MORNINGSTAR®

Reprinted by permission of Morningstar, March 10, 2010 • OPP-LHYR4

Longleaf: Margin of Safety Is Critical

Longleaf Partners' Mason Hawkins, Staley Cates, and team discuss the keys to capital preservation, the outlook for their portfolios, opportunities in Japan, and more.

Fund Manager Q&A | 03-10-10 | By Morningstar.com

The team behind Longleaf Partners (LLPFX) and Longleaf Partners International Fund (LLINX) —Mason Hawkins and Staley Cates, along with Scott Cobb and Ken Siazon—recently answered our questions on the takeaways from the market swoon and subsequent rally, valuations of the portfolios, Japan's fundamentals, and more.

1. In your recent quarterly report, you commented about the lessons from 2009, both of which were strong endorsements of your long-term, value-based investing approach. On a similar note, were there any takeaways that have affected or altered the way you manage the portfolios?

As you know, the employees and affiliates of Southeastern Asset Management are the largest shareholder group in the Longleaf Funds and can purchase no other equities or equity funds. With all of our net worth at stake, we are constantly reassessing our process. We try to understand what went right in the names that do well so that we can replicate the success, and we do post-mortem analysis on mistakes to help avoid making similar ones.

One significant takeaway was seeing proof that having a large margin of safety between what we pay and a company's intrinsic value is critical to capital preservation. As the deep recession brought appraisals down, in most cases our original cost remained below the lowered appraisal, meaning that we had not lost principal (though prices certainly took a hit.) Had we paid 80% of our original appraisal, we would be permanently under water in a number of cases. Principal preservation also requires a long-term time horizon and an ability to hold and/or buy businesses with a margin of safety in periods of stock market declines.

We have further formalized several processes for vetting ideas. Specifically, a "devil's advocate" either volunteers or is assigned to every investment. The DA provides reasonable arguments against the case and helps synthesize the questions of the research team. Additionally, we are in the second year of an annual contest where each analyst uses fund holdings to build a phantom portfolio that can be altered quarterly. Seeing the team's collective conviction helps generate meaningful discussions about the portfolio.

At points of maximum stress, corporate leaders earn their stripes. Those management partners who were focused on building and preserving shareholder value positioned their companies to withstand the terrible environment, and in many cases, emerge in a stronger position. Seeing the difference in action and decision-making at companies where boards and management are engaged owners versus hired representatives renewed the emphasis we place on properly aligned incentives. We have begun an effort to persuade the boards at all of our holdings to have minimum stock ownership requirements including buying shares in the amount equal to their board compensation and holding those shares for their full tenure.

2. When you look at the relative valuation of the Partners fund and the International fund, as well as your "on deck" list for both offerings, which one appears to have the greater level of undervaluation today?

The Longleaf International and Longleaf Partners (LLPFX) funds are both attractively undervalued. The International fund is slightly cheaper, has a few more "on deck" names, and is more fully invested than the Partners fund. After strong 2009 absolute returns, investors might assume that the funds have run their course and have little upside opportunity. This could not be further from the truth. Because the portfolios had become so dramatically underpriced, and because some values have increased in the last few quarters, the funds' price/value ratios are in the low 60% range, below the long-term average P/V of about 68%. (P/V represents the prices of the stocks we own versus our appraisals of corporate worth and is a helpful measure of both the margin of safety in the portfolio as well as the quantitative upside opportunity.)

On a qualitative basis the two funds are also compelling. The holdings in both portfolios reflect some of the most competitively entrenched businesses we ever have owned along with some of the most capable

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Reprinted by permission of Morningstar, March 10, 2010 • OPP-LHYR4 management partners. As you review our investments, you will find businesses that are leaders in their industries (for example, Aon (AON), Accor (AC), Cemex (CX), Chesapeake (CHK), Cheung Kong (CHEUY), Linde, and Olympus (OCPNY), have gained share in the recession (Disney (DIS), DirecTV (DTV), FedEx (FDX), Genting (GIGNY), Marriott (MAR), and Yum Brands (YUM)), and have financial flexibility to take advantage of a challenging environment (ACS, Berkshire Hathaway (BRK.A) (BRK.B), Dell (DELL), Diageo (DEO), Fairfax, and Philips). While these businesses will benefit in an economic recovery, our appraisals don't assume a cyclical bounce, and the values of these businesses will grow even if top lines remain at 2009 levels for a while.

In the International fund we have the additional opportunity to benefit from growth in emerging markets without taking the geopolitical, governance, or price risk that many direct investments in those markets face. Philips, Yum Brands, Cheung Kong, and to a lesser but meaningful extent, Accor, Dell, Diageo, and Linde, are all dominant global businesses each with shareholder-oriented management, Westernized governance standards, and exposure to the growth opportunity in less-developed locations.

3. When investors speak about Japan, it's inevitable that the discussion veers to a more macroeconomic level. Given the International fund's relatively large stake (30%) in that country, is this something you pay attention to or do you feel that it's enough to focus on company-specific analysis?
We do keep track of the macroeconomic fundamentals in Japan. Deflation, yen strengthening, unemployment, and weak domestic demand, for example, are factored into our valuation of Japanese companies. Despite the weak economic fundamentals, we are still able to find world-class companies with sustainable competitive advantages at significant discounts to our conservative appraisals that can grow in a no-growth macro environment.

There has recently been a lot of attention paid to the significant indebtedness of the Japanese government. In stark contrast to the situation in the public sector, the Japanese companies we invest in are very strongly capitalized and in most cases have significant excess capital. For example, our two non-life-insurance investments in Japan, NipponKoa and Sompo Japan, have solvency margins of 773% and 794% respectively, significantly exceeding the minimum required level of 200%. Quite a few companies in Japan trade at net cash. Our margin of safety is probably larger in Japan than it is in other countries.

4. The fund owned Cemex prior to and through the financial crisis, a time through which the company has had to readjust its strategy and capital structure. Can you speak specifically to whether your initial thesis still holds and if not, what the adjustments have been and how that's affected your assessment of the firm's prospects and value?
Cemex (CX) qualified on all three of our investment criteria—business, people, and price. Cemex is the best-run of three global cement businesses that constitute an oligopoly and therefore have pricing power. Cement demand, though cyclical, should grow with gross domestic product over the long run. Lorenzo Zambrano is an owner-operator who built the company, holds substantial shares, and has an operating and capital-allocation track record that has added substantial value for owners. We originally purchased Cemex when the company took on debt to acquire RMC in the United Kingdom, and the stock fell to below 60% of our appraisal. The company's return on RMC was larger than we anticipated causing Cemex's value to rise.

Between 2008 and summer of 2009 two events lowered our appraisal. First, at what turned out to be the peak of the cycle in late 2007, Cemex used bank debt to acquire Rinker. Second, the severe worldwide recession lowered units by nearly 50%, with two of the worst-hit countries, the United States and Spain, being two of Cemex's biggest markets. As worldwide demand evaporated, the value impact was magnified by Cemex's leverage. By mid-2009, the company had to refinance its debt and issue equity which further lowered our appraisal.

We held our Cemex stake in spite of the value decline because the price fell much further and the long-term case was intact. Although the stock has rebounded 2.5 times from its lows, the company still sells for half of our materially reduced appraisal. The competitive strengths of the business have not changed as demonstrated by the fact that, outside of its two weakest markets, Cemex raised or maintained prices even in the recession. Interest coverage is 3 times, and the free cash-flow yield is 15%. Our extremely conservative appraisal indicates we have the opportunity to more than double our money from here by owning this best-in-industry business led by an able partner.

5. Has Longleaf ever considered launching a global fund that would serve as a one-stop option for investors who don't want to allocate between the Partners and International funds themselves?
Each Longleaf fund began as a vehicle for Southeastern employees to invest our capital in compelling long-term opportunities. The Partners fund started in 1987 and owned U.S. and global businesses. We added

Reprinted by permission of Morningstar, March 10,2010 • 0PP-LHYR4 the International fund in 1998 when Partners had reached the 30% maximum foreign holdings limit, and we were still finding companies we wanted to own overseas. The way we think about our own “global exposure” is by splitting our assets among the three Longleaf funds (which also include Longleaf Partners Small-Cap (LLSCX)). If we were starting from scratch today, we would probably have two funds, a global and a global small-cap, to allow the broadest universe of opportunity while concentrating in our 20 most qualified holdings. We do manage separate accounts with a global mandate, and the names in these portfolios reflect a subset of what the three Longleaf funds own. The challenge in creating a Longleaf Partners Global mutual fund is assessing whether its creation would benefit the shareholders of our existing funds to whom we owe our first obligation. If creating such a fund caused significant outflows from any of the existing Longleaf funds by investors transferring assets, this could harm the remaining shareholders. Likewise, merging the Partners and International funds into a single global fund might cause those shareholders who want separate geographies to leave. Important Disclosure Information Average annual total returns for the Longleaf Partners and International Funds and their respective benchmarks for the one, five and ten year periods ended December 31,2009 are as follows: Longleaf Partners Fund, 53.6%, (0.98)% and 5.31%; S&P 500 Index, 26.46%, 0.42% and (0.95)%; Longleaf Partners International Fund, 23.17%, 2.54% and 7.46%; FAFF Index, 31.78%, 3.54% and 1.17%. Fund returns and those of the unmanaged and unhedged indices include reinvested dividends and distributions, but do not reflect the deduction of taxes. Current performance may be lower or higher than the performance quoted herein. Historic numbers include periods in which the Funds used currency hedging as an investment strategy. Beginning in the third quarter 2009, and following a transition period ending in early 2010, the use of currency hedging as a routine investment strategy was ceased. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase prices. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information, or for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Funds. Discussion of portfolio holdings should not be viewed as a recommendation to buy or sell any particular security.

globeandmail.com

March 3, 2010
David Berman

Take a peek at these managers

Money managers Mason Hawkins and Staley Cates at Southeastern Asset Management may not be household names along the lines of Warren Buffett or Peter Lynch. But their relative obscurity, combined with outstanding long-term performance, makes them must-watch pros.

Their fourth-quarter reports were released in mid-February (sorry for the delay here; somehow they escaped my attention), and the management discussions and portfolio shifts are well worth a read.

You do get a sense that they're breathing a sigh of relief after a disastrous 2008 for global stock markets. One of the lessons learned from that year, they say, was that you can't ignore the big picture that drives stocks, otherwise known as the macro-environment.

"For those doing solid bottoms-up corporate analysis, the credit crisis overwhelmed individual company analytical conclusions," the money managers said.

But already they have come up with a key lesson from 2009: The previous year was a bit of an anomaly, and bottom-up stock picking, in which investors focus on the underlying fundamentals of individual companies, still matters – a lot. Hey, they can back up that claim with a boast: Their Partners Fund, which focuses on U.S. companies, scored gains of 53.6 per cent in 2009, walloping the 26.5 per cent return of the S&P 500.

"A macro-oriented investor could have logically decided on Jan. 1, 2009 (or in March when stocks were meaningfully lower) that with the horrible global economy, the teetering banking systems across multiple countries, and the extremely weak stock markets, it was a good time to sit on the sidelines until some economic clarity emerged," the managers said.

"By contrast, an intrinsic value investor who focused on the free cash flow that certain well-run, competitively advantaged companies generated – even in a severe recession – would have purchased those cash flow streams at incredibly low multiples, i.e., high cash flow yields. Those who chose the macro route and parked in cash missed what was the best purchase point for equities in our lifetime and earned virtually nothing on their liquidity."

If the big-picture stuff doesn't amuse, then zero in on their portfolio changes, where these oft-contrarian types have made some significant shifts. One that will jump out at Canadian investors: They've dumped their EnCana Corp. (ECA-T31.37-0.75-2.33%) holdings from their Longleaf Partners International Fund.

"EnCana rose to our value in the quarter as management followed through with its announcement to split the business into an integrated oil company and a pure-play natural gas producer," they said.

They used these proceeds to buy three stocks: Benesse Holdings Inc., a Japanese supplementary education company, Japanese-based Seven Bank Ltd., and Hochtief AG, a German infrastructure construction company. (Unfortunately, these stocks only trade overseas, making them a little more difficult for North American investors to buy.)

Also notable is the fact that Canada's Fairfax Financial Holdings Ltd. remains the top holding at the International Fund, suggesting that Mr. Hawkins and Mr. Cates still see good things ahead for the insurance holding company steered by Prem Watsa.

Copyright 2010, CTVglobemedia Publishing Inc. All rights reserved. Posting license for 500 B&W Prints. License 18124. Reprinting or redistribution in any form is prohibited. http://www.theglobeandmail.com/blogs/markets/take-a-peek-at-these-managers/article1488419/

The Following provided by Southeastern Asset Management

Average annual total returns for the Longleaf Partners Funds and their respective benchmarks for the one, five and ten year periods ended December 31, 2009 are as follows: Longleaf Partners Fund, 53.6%, (0.98)% and 5.31%; S&P 500 Index, 26.46%, 0.42% and (0.95)%; Longleaf Partners Small-Cap Fund, 49.31%, 3.13% and 8.23%; Russell 2000 Index, 27.17%, 0.51% and 3.51%; Longleaf Partners International Fund, 23.17%, 2.54% and 7.46%; EAFE Index, 31.78%, 3.54% and 1.17%. Fund returns and those of the unmanaged and unhedged indices include reinvested dividends and distributions, but do not reflect the deduction of taxes. Current performance may be lower or higher than the performance quoted herein. Historic numbers include periods in which the Funds used currency hedging as an investment strategy. Beginning in the third quarter 2009, and following a transition period ending in early 2010, the use of currency hedging as a routine investment strategy was ceased. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase prices. Please call 1-800-445-9469 or view Longleaf's website (www.longleafpartners.com) for more current performance information, or for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Funds .Discussion of portfolio holdings should not be viewed as a recommendation to buy or sell any particular security. Southeastern Asset Management, Inc. is not registered as an advisor in Canada or in any province or territory of Canada, and relies on available exemptions from registration with respect to its advisory activities in Canada. This document does not constitute an offering, or solicitation for the offering of, securities in Canada. The document is not, and under no circumstances is to be construed as, an advertisement or a public offering of any securities referred to in this document. No prospectus has been or will be filed in Canada with respect to any of the securities described this document.